Exhibit (a)(5)(vii)

PRESS RELEASE

Daiichi Sankyo and Ambit Announce Results of Tender Offer

TOKYO, Japan and San Diego, CA (November 10, 2014) – Daiichi Sankyo Company, Limited (hereinafter, Daiichi Sankyo) (TSE: 4568) and Ambit Biosciences Corporation (hereinafter, Ambit Biosciences) (NASDAQ: AMBI) today announced the results of Daiichi Sankyo’s tender offer to purchase all of the outstanding shares of Ambit Biosciences’ common stock for $15.00 per share plus one non-transferable contingent value right per share, which will entitle the holder thereof to a maximum payment of $4.50 upon the achievement of certain commercialization related milestones relating to quizartinib. The tender offer is being effected by Daiichi Sankyo’s subsidiary, Charge Acquisition Corp.

The depositary for the tender offer has advised Daiichi Sankyo and Ambit Biosciences that, as of the expiration of the tender offer at 5:00 p.m. Eastern Time on November 10, 2014, a total of 15,674,238 shares of Ambit Biosciences common stock had been validly tendered and not withdrawn, representing approximately 85 percent of Ambit Biosciences’ outstanding shares. All shares that were validly tendered and not withdrawn during the initial offering period have been accepted for payment.

“We are very pleased to complete the acquisition of Ambit Biosciences and look forward to continuing to advance quizartinib in light of its potential to significantly improve outcomes for patients with very few options,” said Daiichi Sankyo Co., Ltd. President and CEO, Joji Nakayama.

The condition to the tender offer that a majority of Ambit Biosciences’ outstanding shares be validly tendered has been satisfied, and Daiichi Sankyo’s acquisition of Ambit Biosciences is expected to be completed later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of common stock of Ambit Biosciences not tendered in the tender offer (other than shares held by Ambit Biosciences, Daiichi Sankyo or their wholly owned subsidiaries, and other than shares held by a holder who has properly demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive $15.00 per share in cash, plus one non-transferable contingent value right per share. This is the same price per share paid in the tender offer.

Following completion of the merger, Ambit Biosciences shares will cease to be traded on the NASDAQ Global Market.

About Daiichi Sankyo

Daiichi Sankyo Group is dedicated to the creation and supply of innovative pharmaceutical products to address the diversified, unmet medical needs of patients in both mature and emerging markets. While maintaining its portfolio of marketed pharmaceuticals for hypertension, dyslipidemia and bacterial infections used by patients around the world, the Group has also launched treatments for thrombotic disorders and is building new product franchises. Furthermore, Daiichi Sankyo research and development is focused on bringing forth novel therapies in oncology and cardiovascular-metabolic diseases, including biologics. The Daiichi Sankyo Group has created a “Hybrid Business Model,” to respond to market and customer diversity and optimize growth opportunities across the value chain. For more information, please visit: www.daiichisankyo.com.

The Daiichi Sankyo oncology portfolio continues to grow and currently includes both small molecules and monoclonal antibodies with novel targets in both solid and hematologic cancers.

About Ambit Biosciences

Ambit Biosciences is a biopharmaceutical company focused on the discovery, development and commercialization of drugs to treat unmet medical needs in oncology, autoimmune and inflammatory diseases by inhibiting kinases that are important drivers for those diseases. Ambit’s lead drug candidate, quizartinib (AC220), is a once-daily, orally-administered potent and selective, inhibitor of FMS-like tyrosine kinase-3 (FLT3) and is currently in a registrational phase 3 clinical trial, referred to as QUANTUM-R, in patients with relapsed/refractory FLT3-ITD positive, acute myeloid leukemia (AML). Quizartinib is also being studied in newly diagnosed patients in combination with chemotherapy as well as maintenance following a hematopoietic stem cell transplantation (HSCT). In addition to quizartinib, Ambit’s clinical pipeline includes AC410, an oral JAK2 inhibitor, and CEP-32496, a BRAF inhibitor licensed to Teva Pharmaceutical Industries Ltd. Ambit’s preclinical portfolio includes a proprietary CSF1R inhibitor program.

Forward Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Daiichi Sankyo and Ambit Biosciences; the expected timetable for completing the transaction; and Ambit Biosciences’ product candidates, including regarding the therapeutic and commercial potential of quizartinib, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the ability to timely consummate the transaction and the possibility that the transaction will not be completed; the ability of Daiichi Sankyo to successfully integrate Ambit

Biosciences operations and employees; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; and those additional factors discussed in Ambit Biosciences’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the U.S. Securities and Exchange Commission (hereinafter, the SEC). Daiichi Sankyo and Ambit Biosciences caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Daiichi Sankyo and Ambit Biosciences undertake no obligation to update or revise any of these statements.

Contacts:

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

Ambit Biosciences Corporation

mgraham@ambitbio.com

858-334-2125

Yasuki Minobe

Daiichi Sankyo Co., Ltd.

minobe.yasuki.eg@daiichisankyo.co.jp

+81-3-6225-1126

Kimberly Wix

Daiichi Sankyo, Inc.

kwix@dsi.com

973-944-2338

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